UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

USA Technologies, Inc.

File No. 333-165516 CF#28935

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USA Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Post-Effective Amendment on Form S-1 filed on October 19, 2012.

Based on representations by USA Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.32   through October 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel